Exhibit 2.1

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this "Agreement") is effective as of October 5, 2011, by and among NTN Buzztime, Inc., a Delaware corporation ("Buyer"), Trailside Entertainment Corporation, a Massachusetts corporation ("Seller"), Robert D. Carney and George Groccia (the "Shareholders").

WHEREAS, Seller is engaged in the business of live hosted trivia events, primarily at bars and restaurants, which products are limited to Stump! Trivia and Questionnairey (the "Business");

WHEREAS, Seller desires to sell, and Buyer desires to purchase, substantially all of Seller's assets for the consideration and on the terms set forth in this Agreement;

WHEREAS, the Shareholders own all of the outstanding capital stock of Seller; and

WHEREAS, Buyer, Seller and the Shareholders desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

GENERAL

1.01 Defined Terms. The following terms shall have the meanings given them below for purposes of this Agreement:

"Accounts Receivable" means (a) all billed and unbilled trade accounts receivable and other rights to payment from customers of the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business, (b) all other accounts or notes receivable relating to the Business and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.

"Affiliate" of a Person shall mean any other Person who (i) directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with, such Person or (ii) owns more than 10% of the capital stock or equity interest in such Person.

"Affiliated Group" means any affiliated group within the meaning of Section 1504 of the Code, any group of corporations filing a combined report for purposes of California corporate franchise or corporate income Tax, and any similar group defined under a similar provision of state, local or foreign law.

"Baseline Annualized Gross Margin" means the annualized Gross Margin which shall be annualized as of the date of termination of George Groccia and Bob Carney, respectively.

"Books and Records" means originals, if available and copies if not, of all of Seller's books, data, files and Records relating to the Business, whether in print, electronic or other media; provided, however, that Books and Records excludes (a) items related solely to Excluded Assets or Retained Liabilities and (b) originals that Seller is required by applicable Law to retain in its possession.

"Business" shall have the meaning ascribed to it in the Recitals.

"Business Day" shall mean any day except a Saturday, a Sunday or any other federal holiday.

"Cash on Hand" means, as to a particular Person, the aggregate cash balance of such Person as of the applicable time, including all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, and all other cash equivalents in its accounts, and Third Party checks deposited or held in such Person's accounts that have not yet cleared.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Confidential Information" means any confidential or secret information that relates to the Business or to the business of any of the customers, suppliers or other business relationships of the Business.

"Consent" means any approval, consent, ratification, waiver or other authorization. "Contemplated Transactions" means all of the transactions contemplated by this Agreement.

"Contract" means any agreement, contract, loan, credit arrangement, debenture, lease, promise, undertaking, commitment, obligation, concession, franchise or license (in each case, including all amendments, addendums or supplements thereto, whether written or oral and whether express or implied).

"Control", "Controls" or "Controlled" means the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Cost of Goods Sold" means all cost of goods sold relating to the operation of the Business for the relevant fiscal year, as determined in accordance with GAAP, and which shall in all cases include and be limited to all hosting costs, equipment depreciation, variable supply costs, reimbursed travel expenses for trivia event hosts and any other event related direct variable costs. In no circumstances will Cost of Goods Sold include any selling, general and administrative expenses.

"Earnout Period" means the period of time beginning on January 1, 2012 and ending on December 31, 2014.

"FY 2012" means Buyer's full fiscal year ending December 31, 2012.

"FY 2012 Earnout Payment" means an amount determined as follows:

(a)	if Gross Margin for FY 2012 is less than $500,000, then $0 (zero);
(b)	if Gross Margin for FY 2012 is at least $500,000 but lower than $650,000, then $60,000;
(b)	if Gross Margin for FY 2012 is at least $650,000 but lower than $750,000, then $80,000;
(c)	if Gross Margin for FY 2012 is at least $750,000 but lower than $800,000, then $120,000;
(d)	if Gross Margin for FY 2012 is at least $800,000 but lower than $850,000, then $200,000;
(e)	if Gross Margin for FY 2012 is at least $850,000 but lower than $900,000, then $300,000; and
(f)	if Gross Margin for FY 2012 is $900,000 or more, then $400,000.

For purposes of clarity, there shall be no FY 2012 Earnout Payment due or payable if Gross Margin for FY 2012 is less than $500,000 and the maximum amount of the FY 2012 Earnout Payment shall be $400,000, which shall only be due and payable if Gross Margin for FY 2012 is $900,000 or more.

"FY 2013" means Buyer's full fiscal year ending December 31, 2013. "FY 2013 Earnout Payment" means an amount determined as follows:

(a)	if Gross Margin for FY 2013 is less than $650,000, then $0 (zero);
(b)	if Gross Margin for FY 2013 is at least $650,000 but lower than $750,000, then $105,000;
(b)	if Gross Margin for FY 2013 is at least $750,000 but lower than $800,000, then $140,000;
(c)	if Gross Margin for FY 2013 is at least $800,000 but lower than $900,000, then $210,000;
(d)	if Gross Margin for FY 2013 is at least $900,000 but lower than $1,050,000, then $350,000;
(e)	if Gross Margin for FY 2013 is at least $1,050,000 but lower than $1,225,000, then $525,000; and
(f)	if Gross Margin for FY 2013 is $1,225,000 or more, then $700,000.

For purposes of clarity, there shall be no FY 2013 Earnout Payment due or payable if Gross Margin for FY 2013 is less than $650,000 and the maximum amount of the FY 2013 Earnout Payment shall be $700,000, which shall only be due and payable if Gross Margin for FY 2013 is $1,225,000 or more.

"FY 2014" means Buyer's full fiscal year ending December 31, 2014. "FY 2014 Earnout Payment" means an amount determined as follows:

(a)	if Gross Margin for FY 2014 is less than $700,000, then $0 (zero);
(b)	if Gross Margin for FY 2014 is at least $700,000 but lower than $800,000, then $135,000;
(b)	if Gross Margin for FY 2014 is at least $800,000 but lower than $900,000, then $180,000;
(c)	if Gross Margin for FY 2014 is at least $900,000 but lower than $1,225,000, then $270,000;
(d)	if Gross Margin for FY 2014 is at least $1,225,000 but lower than $1,650,000, then $450,000;
(e)	if Gross Margin for FY 2014 is at least $1,650,000 but lower than $1,900,000, then $675,000; and
(f)	if Gross Margin for FY 2014 is $1,900,000 or more, then $900,000.

For purposes of clarity, there shall be no FY 2014 Earnout Payment due or payable if Gross Margin for FY 2014 is less than $700,000 and the maximum amount of the FY 2014 Earnout Payment shall be $900,000, which shall only be due and payable if Gross Margin for FY 2014 is $1,900,000 or more.

"GAAP" means generally accepted accounting principles in the United States.

"Governing Documents" means with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; and (c) any amendment or supplement to any of the foregoing.

"Governmental Authority" means any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, or any other authority, agency, department, board, commission, or instrumentality of the United States, any State of the United States or any political subdivision thereof, or any foreign jurisdiction, and any court, tribunal, or arbitrator(s) of competent jurisdiction, and any United States or foreign governmental or nongovernmental self-regulatory organization, agency, or authority.

"Gross Margin" means the amount calculated for FY 2012, FY 2013 or FY 2014, as applicable, by subtracting Cost of Goods Sold for such period from Gross Sales for such period relating to the Business as defined above, but not limited to the Territory.

"Gross Sales" means the amount of gross sales solely attributable to Buyer's or any of its Affiliate's operation of the Business, including any revenue directly derived from the stumptrivia.com and questionnairey.com websites, for each of FY 2012, FY 2013 and FY 2014, as applicable, in each case recognized and calculated in accordance with GAAP. In no event shall any revenues of Buyer other than gross sales solely attributable to Buyer's or any of its Affiliate's operation of the Business be included as Gross Sales for any purpose under this Agreement, including with respect to the calculation of any Earnout Payment. Gross Sales shall not be limited to the Territory.

"Intellectual Property" means all patents, patent applications, trademarks (whether registered or unregistered), trademark applications, service marks, trade names, service names, brand names, logos, registered copyrights, trade secrets, licenses, domain names, web addresses, web sites, mask works, information and proprietary rights and processes.

"Intellectual Property Assets" means all Intellectual Property used in the Business as now conducted and as presently proposed to be conducted.

"Inventory" means all inventory and supplies, including without limitation finished goods, office and distribution supplies and all other materials and supplies on hand, wherever located.

"Knowledge of Seller" or "to Seller's Knowledge" shall mean the knowledge, after due inquiry, of the Shareholders.

"Laws" means any law, statute, order, rule, regulation, ordinance, code, ruling, decree or judgment of any Governmental Authority.

"Liability" means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

"Lien" shall mean any mortgage, deed of trust, pledge, lien, security interest, exclusive license, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.

"Material Adverse Effect" shall mean any change, condition, occurrence, development, event or effect that, individually or in the aggregate with other changes, conditions, occurrences, developments, events or effects, (i) is materially adverse to the Assets, Business, condition (financial or otherwise), operations or prospects of Seller, (ii) materially impairs the ability of Seller to perform its obligations under this Agreement or (iii) prevents or delays the consummation of the Contemplated Transactions.

"Ordinary Course of Business" means the ordinary course of business, consistent with past custom and practice.

"Person" or "Persons" shall mean individuals, corporations, partnerships, limited partnerships, limited liability companies, trusts, associations and other entities.

"Record" means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

"Representatives", with respect to any Person, means such Person's officers, directors, employees, accountants, counsel, consultants, advisors and agents.

"Restricted Period" means the 5 year period following the Closing Date.

"Tangible Personal Property" means all audio/visual equipment, trivia content, speakers, microphones, devices, supplies, materials and other items of tangible personal property (other than automobiles) of every kind owned or leased by Seller and used in connection with or necessary to the Business (wherever located and whether or not carried on Seller's books), together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part of Tangible Personal Property and all maintenance records and other documents relating thereto.

"Tax" (and, with correlative meaning, "Taxes") shall mean any of the following charges imposed by or payable to any Governmental Authority: any income, gross receipts, license, payroll, employment, excise, severance, stamp, business, occupation, premium, windfall profits, environmental (including Taxes under section 59A of the Code), capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed or escheatable property, production, sales, use, transfer, registration, ad valorem, or value added tax, any alternative or add-on minimum tax, any estimated tax, and any levy, impost, duty, assessment or withholding in the nature of a tax, in each case including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Return" shall mean any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and any amendment thereof, to be filed (whether on a mandatory or elective basis) with any Governmental Authority responsible for the imposition or collection of Taxes.

"Territory" means the United States and Canada.

"Third Party" means a Person that is not a party to this Agreement.

"Transaction Document" means this Agreement and the documents to be executed and delivered by any party hereto in connection herewith.

ARTICLE II

THE SALE

2.01 Assets To Be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at and effective as of the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Liens, the Assets. "Assets" means all of Seller's (and any of Seller's Affiliates) right, title and interest in and to the business, properties, assets and rights of every kind, nature, character and description (accrued, contingent or otherwise, tangible and intangible, and wherever located), that (i) are owned, held or used by Seller (or any of its Affiliates) and (ii) relate to the operation of the Business to the extent Seller is able to sell, assign or convey such assets, including, without limitation:

(a)  all Tangible Personal Property, including, but not limited to, the assets set forth on Schedule 2.01(a) of the Disclosure Schedule;

(b)  all of the intangible rights and property of Seller that relate to the Business (including, without limitation, all Intellectual Property Assets and the going concern value and goodwill of the Business), including, but not limited to, the assets set forth on Schedule 2.01(b) of the Disclosure Schedule;

(c)  all Inventory;

(d)  such Contracts related to the Business as are listed on Schedule 2.01(d) of the Disclosure Schedule (the "Assigned Contracts");

(e)  all Permits used in the Business, all of which are set forth on Schedule 2.01(e) of the Disclosure Schedule and all pending applications therefor or renewals thereof, in each case, to the extent transferable to Buyer;

(f)  all Books and Records;

(g)  all customers, customer lists and the entire list of trivia jockeys to the best of Seller's actual Knowledge;

(h)  all of Seller's claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind, against Third Parties relating to the Assets, whether choate or inchoate, known or unknown, or contingent or non-contingent and whether or not liquidated;

(i)  to the extent assignable, the benefit of and all rights to enforce any covenants, warranties, representations or guarantees benefiting the Business or the Assets (including, without limitation, covenants or warranties made by suppliers or other persons in connection with the Assets or services furnished to Seller pertaining to the Business or affecting the Assets); and

(j)  all deposits (including, without limitation, vendor and customer deposits), prepayments, refunds, and rights of offset, recovery or recoupment (including any such item relating to the payment of Taxes) for events that are to occur after the date hereof.

2.02 Excluded Assets. Notwithstanding anything to the contrary herein, the following assets of Seller shall remain the property of Seller after the Closing (the following are collectively referred to as the "Excluded Assets"):

(a)  all Cash on Hand;

(b)  all Accounts Receivable;

(c)  all minute books, stock records and corporate seals;

(d)  the shares of capital stock of Seller held in treasury;

(e)  all Contracts that are not Assigned Contracts, if any;

(f)  all personnel records and other records that Seller is required by applicable Law to retain in its possession (provided, that to the extent permitted by applicable Law, Seller shall make copies thereof available to Buyer upon its request);

(g)  all Tax Returns of Seller;

(h)  all claims for refund of Taxes, to the extent that such Tax would be a Retained Liability (as defined below) if such Tax were not refundable; and

(i)  all rights of Seller under this Agreement.

2.03 Assumed Liabilities.

(a)  Upon the terms and subject to the conditions contained herein, on the Closing Date, Buyer shall assume only the Liabilities of Seller under the Assigned Contracts arising after the Closing Date (the "Assumed Liabilities"); provided, however, that the Assumed Liabilities shall not include, with respect to any liability to the extent such liability accrued prior to the Closing: (i) any Liability of Seller arising at any time under the Assigned Contracts as a result of any breach thereof, default thereunder, or misrepresentation or fraud of Seller in connection therewith or (ii) any Liability of Seller with respect to any Tax.

(b)  Nothing contained in this Section 2.03 or in any instrument of assumption executed by Buyer at the Closing shall release or relieve Seller or the Shareholders from their respective representations, warranties, covenants and agreements contained in this Agreement.

(c)  Buyer assumes all Liabilities for its operation of the Business after the Closing; it being the intent of the parties that Seller shall not be liable to Buyer or third parties for the conduct of Buyer in its operation of the Business after the date of Closing.

2.04 Retained Liabilities. The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. "Retained Liabilities" shall mean every Liability of Seller or the Business other than the Assumed Liabilities. The parties hereto acknowledge as otherwise specified in this Agreement, Buyer is not agreeing to assume any. Liability of Seller, whether related to the Assets or Business or otherwise, other than the Assumed Liabilities, and that nothing in this Agreement shall be construed as an agreement otherwise. In addition, the parties hereto acknowledge that Buyer shall not assume any Liability whatsoever of the Shareholders, and that nothing in this Agreement shall be construed as an agreement otherwise. The Shareholders shall be and remain solely responsible for any and all of their respectiVe individual Liabilities.

2.05 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the purchase and sale provided for in this Agreement (the "Closing") shall be consummated at the offices of Sheppard Mullin Richter & Hampton LLP at 12275 El Camino Real, Suite 200, San Diego, California, at a time mutually agreeable to the parties, on the date hereof, or at such other place, time and date as the parties shall agree in writing. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

2.06 Purchase Price; Deliveries.

(a)  As consideration for the Assets, Buyer will (i) assume the Assumed Liabilities and (ii) pay to Seller cash in the aggregate amount of Two Hundred Fifty Thousand Dollars ($250,000) (the "Purchase Price") payable as follows.

(i) Two Hundred Thousand Dollars ($200,000) of the Purchase Price will be payable in cash to Seller at the Closing and shall be wired to Seller's Counsel's IOLTA account or such other account that shall be designated in writing by Seller prior to the Closing Date; and

(ii)  On the Closing Date, Buyer shall holdback Fifty Thousand Dollars ($50,000) from the Purchase Price (the "Holdback Amount"), which will be available to secure payment of Buyer Group's right to indemnification under Article V of this Agreement. The Holdback shall be placed in an account to be designated by Buyer. On the six (6) month anniversary of the Closing Date, Buyer shall deliver any remaining amount of the Holdback Amount to Seller, less amounts that would be necessary to satisfy any then pending and unsatisfied or unresolved claims made by Buyer on the Holdback Amount pursuant to Article V.

(b) In addition to the other requirements hereunder, at the Closing, Seller and the Shareholders shall deliver or cause to be delivered to Buyer such instruments of sale, conveyance, assignment, transfer and delivery reasonably requested by Buyer as may be necessary or appropriate to confirm or carry out the provisions of this Agreement; provided, however, that all such documents shall be customarily required of a transaction of this type and size and shall not substantively alter the terms of this Agreement, or otherwise materially affect the rights and liabilities of the parties. Without limiting the foregoing, Seller and the Shareholders shall deliver to Buyer at or prior to the Closing each of the following:

(i)  a bill of sale transferring to Buyer all of the Assets that are Tangible Personal Property, Inventory and Books and Records, substantially in the form of Exhibit A (the "Bill of Sale"), duly executed by Seller;

(ii)  an assignment of all of the Assets that are intangible property, substantially in the form of Exhibit B, which assignment shall also contain Buyer's undertaking and assumption of the Assumed Liabilities (the "Assignment and Assumption Agreement"), duly executed by Seller;

(iii)  an Intellectual Property Assignment Agreement substantially in the form attached hereto as Exhibit C (the "IP Assignment Agreement"), duly executed by Seller;

(iv)  such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance satisfactory to Buyer and its legal counsel and duly executed by Seller; provided that Seller shall have a reasonable opportunity to review and comment prior to Closing;

(v)  a Non-competition and Non-solicitation Agreement, substantially in the form of Exhibit D (the "Non-competition and Non-solicitation Agreement"), duly executed by each of the Shareholders;

(vi)  employment agreements in the form of Exhibit E (the "Employment Agreements"), duly executed by each of the Shareholders in their individual capacities;

(vii)  such clearance certificates or similar documents that may be required by any Governmental Authority in order to relieve Buyer of any obligations to withhold any portion of the Purchase Price (including without limitation a properly executed certificate of non-foreign status satisfying the requirements of Treasury Regulations § 1.1445-2(b)(2) and any applicable Law to withhold in order to avoid Liability on the part of Buyer as a successor, transferee or otherwise);

(viii)  evidence, in a form reasonably acceptable to Buyer, of the release of all Liens on the Assets;

(ix)  a certificate of the Secretary of Seller certifying, as complete and accurate as of the Closing Date, attached copies of the Governing Documents of Seller and certifying and attaching all requisite resolutions or actions of Seller's board of directors and shareholders approving the execution and delivery of the Transaction Documents and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of Seller executing the Transaction Documents;

(x)  Certificates dated as of a date not earlier than the fifth (5th) Business Day prior to the Closing Date as to the good standing of Seller and payment of all applicable state Taxes by Seller, executed by the appropriate officials of the jurisdiction of Seller's incorporation and each jurisdiction in which Seller is licensed or qualified (or required to be licensed or qualified) to do business as a foreign corporation; and

(xi)  such other documents as Buyer may reasonably request for the purpose of otherwise facilitating the consummation or performance of any of the Contemplated Transactions, consistent with Section 2.06(b) above.

(c)  At the Closing, Buyer shall deliver to Seller:

(i)  the Purchase Price, less the Holdback Amount, in immediately available funds by wire transfer to an account specified by Seller in a writing delivered to Buyer prior to the Closing Date;

(ii)  the Assignment and Assumption Agreement, duly executed by Buyer;

(iii)  the Non-competition and Non-solicitation Agreement, duly executed by Buyer;

(iv)  the Employment Agreements, duly executed by Buyer; and

(v)  a certificate of the Secretary of Buyer certifying and attaching all requisite resolutions or actions of Buyer's board of directors approving the execution and delivery of the Transaction Documents and the consummation of the Contemplated Transactions and certifying to the incumbency and signatures of the officers of Buyer executing the Transaction Documents.

2.07 Earnout.

(a)  Earnout Consideration. Subject to the terms and conditions of this Agreement, in addition to the Purchase Price, Seller shall receive additional consideration (the "Earnout Consideration") as set forth below:

(i)   2012. With respect to FY 2012, if Gross Margin for FY 2012 is at least $500,000, Buyer shall pay Seller the amount of the FY 2012 Earnout Payment.

(ii)  2013. With respect to FY 2013, if Gross Margin for FY 2013 is at least $650,000, Buyer shall pay Seller the amount of the FY 2013 Earnout Payment.

(iii)  2014. With respect to FY 2014, if Gross Margin for FY 2014 is at least $700,000, Buyer shall pay Seller the amount of the FY 2014 Earnout Payment.

(b) Employment Conditions. Notwithstanding the foregoing, any payments otherwise due to Seller under this Section 2.07 (each, an "Earnout Payment"), shall be forfeited or reduced as described below in the event that the employment relationship between Buyer and either or both of Bob Carney and George Groccia is terminated at any time on or prior to the last day of the Earnout Period.

(i)  Termination of George Groccia's Employment without Cause. If the employment by Buyer of George Groccia is terminated at any time on or prior to the last day of the Earnout Period without Cause, then the amount of any Earnout Payment with respect to the fiscal year in which such employment termination occurs and any later fiscal year shall be reduced as provided in Section 2.07(b)(v) below.

(ii)  Termination of Bob Carney's Employment without Cause. If the employment by Buyer of Bob Carney is terminated at any time on or prior to the last day of the Earnout Period without Cause, then the amount of any Earnout Payment with respect to the fiscal year in which such employment termination occurs and any later fiscal year shall be reduced as provided in Section 2.07(b)(v) below.

(iii)  Termination of one of George Groccia's or Bob Carney's Employment for Cause or Resignation. If the employment by Buyer of one of George Groccia or Bob Carney is terminated at any time on or prior to the last day of the Earnout Period for Cause or if one of George Groccia or Bob Carney shall resign, then the amount of any Earnout Payment with respect to the fiscal year in which such employment termination occurs and any later fiscal year shall be reduced as provided in Section 2.07(b)(v) below.

(iv)  Termination of both George Groccia's and Bob Carney's Employment for Cause or Resignation. If the employment by Buyer of both George Groccia and Bob Carney terminates at any time on or prior to the last day of the Earnout Period as a result of termination for Cause (as defined in the Employment Agreements) and/or resignation, then notwithstanding anything to the contrary contained herein, the amount of any Earnout Payment otherwise due with respect to the fiscal year in which the last of the two terminations occurs and any later fiscal year shall be forfeited by Seller and shall be zero.

(v)  Earnout Payments and Examples.

(A) Earnout Payment Reductions. Subject to Seller's forfeiture of the Earnout Payments upon the termination for Cause and/or resignation of both George Groccia and Bob Carney as set forth in Section Section 2.07(b)(iv), in the event that (A) Bob Carney is terminated in a particular fiscal year for any reason, with or without Cause, then the amount of any Eamout Payment with respect to the fiscal year in which such employment termination occurs and any later fiscal year shall be reduced to an amount equal to twenty percent (20%) of the amount of the Earnout Payment otherwise due; and (B) George Groccia is terminated in a particular fiscal year for any reason, with or without Cause, then the amount of any Earnout Payment with respect to the fiscal year in which such employment termination occurs and any later fiscal year shall be reduced to an amount equal to eighty percent (80%) of the amount of the Eamout Payment otherwise due.

(B) Actual Gross Margin and Baseline Annualized Gross Margin. In any of the above events, the amount of the Earnout Payment otherwise due shall be adjusted for purposes of this Section 2.07(b)(v), for the then current fiscal year and any later fiscal year for which an Eamout Payment may otherwise become due pursuant to Section 2.07 such that the Eamout Payment for such fiscal year shall be calculated using the lower of (1) the actual Gross Margin for the applicable fiscal year, as finally determined, and (2) the Baseline Annualized Gross Margin. For purposes of clarity, the following examples illustrate how the Earnout Payments are to be paid under four (4) different scenarios:

1.           If (i) both Bob Carney and George Groccia are terminated without Cause exactly halfway through FY 2012; (ii) at the time of such terminations, the Gross Margin is equal to $415,000 and therefore the Baseline Annualized Gross Margin is equal to $830,000; (iii) the actual Gross Margin for FY 2012 is equal to $830,000; (iv) the actual Gross Margin for FY 2013 is equal to $800,000 and (v) the actual Gross Margin for 2014 is equal to $1,000,000, then (i) the FY 2012 Earnout Payment payable to Seller would be equal to $200,000; (ii) the FY 2013 Earnout Payment payable to Seller would be equal to $210,000 and (iii) the FY 2014 Eamout Payment payable to Seller would be equal to $180,000.

2.           If (i) Bob Carney is terminated without Cause exactly halfway through FY 2012; (ii) George Groccia remains an employee through the end of FY 2014; (iii) at the time of the termination of Bob Carney, the Gross Margin is equal to $415,000 and therefore the Baseline Annualized Gross Margin is equal to $830,000; (iv) the actual Gross Margin for FY 2012 is equal to $830,000; (v) the actual Gross Margin for FY 2013 is equal to $800,000; and (vi) the actual Gross Margin for 2014 is equal to $1,000,000, then (i) the FY 2012 Earnout Payment payable to Seller would be equal to $200,000; (ii) the FY 2013 Eamout Payment payable to Seller would be equal to $210,000; and (iii) the FY 2014 Earnout Payment payable to Seller would be equal to $198,000.

3.           If (i) George Groccia is terminated without Cause exactly halfway through FY 2012; (ii) Bob Carney is terminated without Cause exactly halfway through FY 2013; (iii) at the time of the termination of George Groccia, the Gross Margin is equal to $415,000 and therefore the Baseline Annualized Gross Margin is equal to $830,000; (iv) the actual Gross Margin for FY 2012 is equal $830,000; (v) at the time of the termination of Bob Carney, the Gross Margin is equal to $500,000 and therefore the Baseline Annualized Gross Margin is equal to $1,000,000; (vi) the actual Gross Margin for FY 2013 is equal to $800,000; and (vii) the actual Gross Margin for 2014 is equal $1,000,000, then (i) the FY 2012 Earnout Payment payable to Seller would be equal to $200,000; (ii) the FY 2013 Earnout Payment payable to Seller would be equal to $210,000; and (iii) the FY 2014 Earnout Payment payable to Seller would be equal to $252,000.

4.           If (i) Bob Carney is terminated with Cause or resigns exactly halfway through FY 2012; (ii) George Groccia remains an employee through the end of FY 2014; (iii) at the time of such termination or resignation of Bob Carney, the Gross Margin is equal to $415,000 and therefore the Baseline Annualized Gross Margin is equal to $830,000; (iv) the actual Gross Margin for FY 2012 is equal to $830,000; (v) the actual Gross Margin for FY 2013 is equal to $800,000; and (vi) the actual Gross Margin for 2014 is equal to $1,000,000, then (i) the FY 2012 Earnout Payment payable to Seller would be equal to $40,000; (ii) the FY 2013 Earnout Payment payable to Seller would be equal to $42,000; and (iii) the FY 2014 Earnout Payment payable to Seller would be equal to $54,000.

(c) Earnout Payments. Subject to the terms and conditions in this Agreement, Buyer shall pay any Earnout Payments due to Seller under this Section 2.07 no later than 90 days after the end of each of FY 2012, FY 2013 and FY 2014, as the case may be, or in the event there is a dispute, any undisputed portion of any such payment due will be paid no later than 90 days after the end of each of FY 2012, FY 2013 and FY 2014, as the case may be, and any disputed portion of any such payment will be paid within 30 days after such dispute is finally resolved, whichever is later. Any Earnout Payment due shall be paid by Buyer to Seller in immediately available funds by wire transfer to an account designated by Seller. Following payment by Buyer to Seller of an Earnout Payment, Seller shall in all events be solely responsible for any and all further distribution of such Earnout Payment to its creditors and the Stockholder, as appropriate, and Buyer shall in no way be liable or responsible for distribution, or lack thereof, of any portion of any Earnout Payment directly to any of Seller's creditors or the Stockholder.

(d)  Mechanics. Within 75 days after the end of each of FY 2012, FY 2013 and FY 2014, Buyer shall deliver to Seller a statement that reflects the amount of the Gross Margin, including the amount of Gross Sales and Cost of Goods Sold for such year, as the case may be (each, a "Gross Margin Statement" and the date on which the Gross Margin Statement is delivered by Buyer to Seller, the "Gross Margin Date"), together with a calculation of the Earnout Payment due pursuant to Section 2.07, if any. The Gross Margin Statement shall be based upon the books and records of Buyer and Buyer's financial statements, which shall have been prepared in accordance with GAAP. The Gross Margin Statement shall be final and binding for purposes of this Agreement unless, within ten Business Days from the Gross Margin Statement Date (during which ten day period Seller and its representatives shall have access during reasonable business hours and subject to customary confidentiality provisions to the book and records of Buyer and its Affiliates in order to verify the amounts set forth in the Gross Margin Statement), Seller delivers written notice to Buyer of any dispute or disagreement with the Gross Margin Statement ("Dispute Notice"). The Dispute Notice shall specify, in reasonable detail, the nature and extent of such dispute or disagreement. If Seller timely delivers a Dispute Notice to Buyer, Seller and Buyer shall promptly attempt to resolve such dispute or disagreement in good faith. If Seller and Buyer are unable to resolve such dispute or disagreement within 15 days after receipt by Buyer of the relevant Dispute Notice, either Seller or Buyer may submit such dispute or disagreement for final determination to a mutually acceptable independent registered public accounting firm for final determination, provided that such accounting firm shall not have performed accounting or audit services for Buyer or Seller in the past year prior to such appointment (the "Determining Accountants"). The Determining Accountants shall act as an arbitrator to determine and resolve such dispute or disagreement based on the presentations by Seller, Buyer and their respective representatives and in accordance with the terms of this Agreement. The Determining Accountants shall make its determination regarding such dispute or disagreement within 30 days after the date upon which Seller or Buyer submits the dispute or disagreement to the Determining Accountants, and in that undertaking shall not be required to follow any particular procedure but shall proceed in a manner designed to achieve a speedy and economic resolution of the dispute. The Determining Accountants shall set forth its determination, which shall be final, binding and conclusive in a written statement delivered to Buyer and Seller, stating its reason therefor. The Determining Accountants shall be instructed to render its decision in accordance with the terms hereof, including GAAP. The costs and expenses of the Determining Accountants shall be borne equally by Buyer and Seller. The Determining Accountants' engagement pursuant to this Section 2.07(d) shall be limited solely to the issues set forth in the Dispute Notice.

(e)  Management of Buyer's Business. The parties hereto acknowledge and agree that, from and after the Closing, Buyer shall have the complete right, power and authority to operate and control its business and operations, including the business that relates to the Assets, in any manner as it shall determine in its sole and absolute discretion; provided that Buyer agrees that it will not act in bad faith for the sole purpose of circumventing payment of the Earnout Payments.

(f)  Offset. Notwithstanding anything to the contrary herein, Buyer shall have a right to offset against the Earnout Consideration in order to secure Seller's indemnification obligations under Article V.

2.08 Proration of Ad Valorem Taxes. Taxes on the Assets that accrue ratably with the lapse of time during the applicable taxable period shall be prorated on a per diem basis based upon the number of days during the applicable taxable period in which Closing occurs that fall on or before the Closing (which shall be allocated to Seller) and the number of days in such period following the Closing (which shall be allocated to Buyer).

2.09 Allocation. The Purchase Price and any liability or other amount properly included in the amount realized by Seller or cost basis to Buyer with respect to the sale and purchase of the Assets (the "Tax Purchase Price"), as determined for United States federal income tax purposes pursuant to Treasury Regulations § 1.1060-1(c) shall be allocated for such purposes in the manner specified in Schedule 2.09 of the Disclosure Schedule. Except as required otherwise pursuant to a final determination (within the meaning of Section 1313(a) of the Code or corresponding provision of state, local or foreign Tax law), the parties shall make consistent use of the allocation as agreed or determined pursuant to this Section 2.09 for all Tax purposes and in all filings, declarations and reports with the IRS and other taxing authorities in respect thereof, including the reports required to be filed under Section 1060 of the Code.

2.10 Transfer Taxes. Seller shall pay all sales, use, real estate, and other similar transfer Taxes incurred in connection with the purchase and sale of the Assets.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE SHAREHOLDERS

Except as set forth in the disclosure schedule separately delivered to Buyer at the Closing and referencing the specific section of this Article III (the "Disclosure Schedule"), Seller and the Shareholders hereby jointly and severally represent and warrant to Buyer as follows:

3.01 Organization and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. Seller is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect. Seller has delivered to Buyer complete and correct copies of the articles of organization and bylaws as currently in effect. No part of the Business is currently operated through any entity other than Seller.

3.02 Capitalization. The authorized capital of Seller consists, immediately prior to the Closing, of 275,000 shares of common stock, no par value per share (the "Common Stock"), all of which are issued and outstanding immediately prior to the Closing, 250,000 of which are owned by the Shareholders. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. There are no outstanding options, warrants or other rights of any kind to acquire from Seller any shares of capital stock of Seller or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire from Seller any such shares, nor is Seller committed to issue any such option, warrant, right or security.

3.03 Authority; Non-Contravention; Approvals.

(a)  Seller has full corporate power and authority and each of the Shareholders has all requisite power and authority to enter into this Agreement and to consummate the Contemplated Transactions. This Agreement and the Contemplated Transactions have been duly approved by the directors and shareholders of Seller, and no other corporate proceedings or approvals on the part of Seller or the Shareholders are necessary to authorize the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. This Agreement has been duly executed and delivered by Seller and the Shareholders, and, assuming the due authorization, execution and delivery hereof by Buyer, constitutes a valid and legally binding agreement of Seller and the Shareholders, enforceable against Seller and the Shareholders in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

(b)  The execution, delivery and performance of this Agreement by Seller and the Shareholders, and the consummation of the. Contemplated Transactions do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, require any consent, waiver or approval under, or require any offer to purchase or any prepayment of any debt or result in the creation of any Lien upon (collectively, "Conflict") the Assets under any of the terms, conditions or provisions of (i) the articles of incorporation or bylaws of Seller, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to Seller, the Shareholders or the Assets, or (iii) any Contract to which Seller or the Shareholders is a party or by which Seller, the Shareholders or the Assets may be bound or affected.

(c)  No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Seller or the consummation by Seller of the Contemplated Transactions.

3.04 Reports and Financial Statements. Attached to Section 3.04 of the Disclosure Schedule are (i) a true and complete copy of the unaudited statement of income for the fiscal year ended December 31, 2010 and (ii) a true and complete copy of the unaudited statement of income of Seller for the seven-month period ended July 31, 2011 (collectively, and including the notes thereto, if any, the "Seller Financial Statements"), prepared on a basis consistent with the prior year. Except as indicated in the Seller Financial Statements (including any notes thereto, if any), the Seller Financial Statements (including the notes thereto, if any) fairly present in all material respects the results of operations of Seller for the respective fiscal periods or as of the respective dates therein set forth (subject to any other adjustments described therein and normal year-end audit adjustments).

3.05 Absence of Undisclosed Liabilities: Material Adverse Effect.

(a)  Except as set forth in Section 3.05(a) of the Disclosure Schedule, to the Knowledge of Seller, Seller does not have any Liability with respect to the Business or Assets.

(b)  Since July 31, 2011, there has not occurred any change, condition, occurrence, development, event or effect that has had or would reasonably be expected to have a Material Adverse Effect.

3.06 Operations and Obligations. Except for actions required to be taken hereunder or approved in advance thereof by Buyer in writing, since July 31, 2011, Seller has conducted the Business and has maintained the Assets only in the Ordinary Course of Business.

3.07 Litigation. There are no claims, actions, litigation, suits, proceedings or investigations pending or, to the Knowledge of Seller, threatened against or affecting any of the Assets, the Business or the consummation of the Contemplated Transactions, at law or in equity or before or by any Governmental Authority or before any arbitrator of any kind, and to the Knowledge of Seller there is no valid basis for any such claim, action, litigation, suit, proceeding or investigation. Section 3.07 of the Disclosure Schedule contains a list and brief description of all claims, actions, litigation, suits, hearings, proceedings or investigations relating to the Assets which resulted in a judgment, settlement, compromise, release, payment or award of any nature and which arose within four years prior to the Closing Date. No Governmental Authority has at any time challenged or questioned the legal right of Seller to sell any of its products or to provide any of its services related to the operation of the Business or the Assets.

3.08 No Violation of Law; Permits. To the Knowledge of Seller, Seller is not in violation of any Laws. Seller has not been given written notice of any violation of, any Laws. No investigation, proceeding or review relating to Seller by any Governmental Authority is pending or, to the Knowledge of Seller, threatened. Seller, to the best of its Knowledge, has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to own and operate the Assets and conduct the Business (collectively, the "Permits"). Seller is not in violation of the terms of any Permit, and there has been no suspension of, imposition of additional conditions or requirements with respect to, default (with or without notice or lapse of time or both) under, or event giving rise to any right of termination, amendment or cancellation of (without or without notice or lapse of time or both), any Permit. The Permits listed in Schedule 2.01(e) of the Disclosure Schedule collectively constitute all of the Permits necessary to permit Seller to lawfully conduct and operate the Business in the manner in which it currently is conducted and to permit Buyer to own and use the Assets in the manner in which Seller currently owns and uses the Assets.

3.09 Assets.

(a)  Sufficiency of Assets. The Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, used by Seller in the conduct of the Business in the manner presently operated by Seller. All Tangible Personal Property Assets are set forth on Schedule 2.01(a) of the Disclosure Schedule. All intangible rights and property of Seller used in the conduct of the Business are set forth on Schedule 2.01(b) of the Disclosure Schedule.

(b)  Title to Assets; Liens; Products used in Conduct of the Business. Seller owns, and will transfer, upon consummation of the Contemplated Transactions, good and transferable title to all of the Assets (including the Stump! Trivia and Questionnairey products) free and clear of any Liens. The only two (2) products used in or related to the conduct of the Business in the manner presently operated by Seller are the Stump! Trivia and Questionnairey products.

(c)  Condition of Assets. Each item of Tangible Personal Property is (except for ordinary wear and tear) (i) in good repair, (ii) in good operating condition, (iii) suitable for immediate use in the Ordinary Course of Business and (iv) free from latent and patent defects. All items of Tangible Personal Property have been maintained in accordance with normal industry practice. All Tangible Personal Property used in the Business is in the possession of Seller.

3.10 Suppliers and Customers.

(a)  Suppliers. Section 3.10(a) of the Disclosure Schedule sets forth a list of all of the suppliers of materials and services to Seller during the 12 months immediately preceding the Closing Date (each such supplier, a "Key Supplier"). No Key Supplier has decreased materially or, to the Knowledge of Seller, threatened to decrease or limit materially, its provision of services or supplies to Seller. To the Knowledge of Seller, there has been no termination, cancellation or limitation of, or any material modification or change in, Seller's business relationships with any Key Supplier.

(b)  Customers. Section 3.10(b) of the Disclosure Schedule sets forth a list of all of the customers of Seller in terms of sales during the 12 months immediately preceding the Closing Date (each such customer, a "Key Customer"). There has not been, to the Knowledge of Seller or communicated to the Shareholders or Seller, any materially adverse change in the business relationships of Seller with any Key Customer. No Key Customer has informed Seller that it intends to change the relationship because of the Contemplated Transactions, nor, to the. Knowledge of Seller, does any Key Customer have any such intent. To the Knowledge of Seller, no Key Customer of Seller intends to change its current or prospective business relationship with Seller in such a manner that would adversely affect Seller or the Business.

3.11 Taxes. For purposes of the following representations, the term "Seller" shall be construed to refer also to each predecessor-in-interest of Seller and each other entity or person for whose liability for Taxes Seller has or may have liability or responsibility.

(a)  eller has filed or caused to be filed on a timely basis all Tax Returns and all reports with respect to Taxes that are or were required to be filed pursuant to applicable Laws by Seller or with respect to the Business, Assets, income or operations of Seller. All Tax Returns and reports with respect to Taxes filed by Seller are true, correct and complete in all respects. Seller has timely paid all Taxes related to the Assets, Business, income and operations of Seller that have or may have accrued or become due for all periods covered by the Tax Returns or that will have accrued or become due as of Closing, or pursuant to any assessment received by Seller. Seller currently is not the beneficiary of any extension of time within which to file any Tax Return related to the Business or Assets.

(b)  No claim has ever been made or is expected to be made by any Governmental Authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction. Section 3.11(b) of the Disclosure Schedule contains a complete list of all audits, examinations and investigations with respect to Taxes or Tax Returns of Seller or related to the Business or Assets that have been audited or currently are under audit and a complete description of any and all deficiencies or other amounts that were paid or are currently being contested. All such deficiencies or other amounts proposed as a result of such audits have been paid, reserved against, or settled without further liability. There is no dispute or claim concerning any Taxes related to the Business or Assets claimed or raised (or, to the Knowledge of Seller, threatened) by any Governmental Authority. Seller has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the assessment or payment of Taxes with respect to the Business or Assets. There is no Lien on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax, and Seller has no Knowledge of any basis for assertion of any claims attributable to Taxes which, if adversely determined, would result in any such Lien.

(c)  Seller (i) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return and (ii) does not have any Liability for the Taxes of any Person under Treasury Regulation §1.1502-6 or similar law, as a transferee or successor, by Contract, or otherwise.

(d)  Seller has not constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the purchase of the
Assets contemplated by this Agreement.

(e)  Seller has complied in all material respects with all provisions of Tax law relating to withholding, payment and remittance of Taxes and information reporting with respect thereto, and Seller has, within the time and in the manner prescribed by Tax law, paid over to the proper Governmental Authorities all amounts required.

(f)  Seller became a validly electing S corporation within the meaning of Code Sections 1361 and 1362 (and within the meaning of comparable state and local Tax provisions which provide for state and local Tax treatment of S corporations or a reasonable equivalent thereof) effective January 1, 2007 and has retained such status since then. Seller has not acquired assets from another corporation in a transaction in which such Seller's Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets in the hands of the transferor, or acquired the stock of any corporation that is a qualified subchapter S corporation.

(g)  There is no Tax ruling, request for ruling or settlement, compromise, closing or Tax collection agreement in effect or pending which does or could affect the liability of Seller or Buyer for Taxes with respect to the Assets or Business for any period after the Closing Date.

3.12 Labor and Employment Matters.

(a)  Except as set forth in Section 3.12(a) of the Disclosure Schedule, with respect to current and former employees (each, an "Employee"), candidates for employment, non-employee workers and service providers of Seller:

(i) To Seller's Knowledge, Seller is and has been in compliance in all respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, and wages and hours, including but not limited to any Laws respecting minimum wage and overtime payments, employment discrimination, retaliation, workers' compensation, family and medical leave, military leave and other leaves, the Immigration Reform and Control Act and other immigration laws, statutes and regulations, and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice or violated any collective bargaining agreements or employment contracts, if any exist.

(b)  Section 3.12(b)(i) of Disclosure Schedule contains a complete and accurate list of all of Seller's current employees as of the date hereof. Section 3.12(b)(ii) of the Disclosure Schedule contains a complete and accurate list of all non-employee workers, including, without limitation, independent contractors, consultants and supplier employees providing services to Seller.

3.13 Contracts.

(a) Seller is not in breach or default under (with the passage of time and/or the giving of notice), and there is no valid basis for a claim of breach or default under, any Contract of any type to which the Assets are subject, and no event has occurred which constitutes or, with the passage of time and/or the giving of notice, will constitute such a breach or default. Except as set forth in Section 3.13 of the Disclosure Schedule, the Assets are not subject to or affected by any Contract or other obligation, whether written or oral and of whatever nature. Seller has previously delivered complete and correct copies (including all amendments) of each Contract of the type set forth above and a complete and accurate listing of same is set forth in the Section 3.13 of the Disclosure Schedule ("Scheduled Contracts"). Except as set forth in Section 3.13(a) of the Disclosure Schedule, (a) each of the Scheduled Contracts constitutes a valid and binding obligation of the parties thereto, is in full force and effect and will continue in full force and effect after giving effect to the Contemplated Transactions, in each case, without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder or accelerating of any obligations thereunder and without notice to, the consent, approval or act of, or the making of any filing with, any Person; (b) Seller has fulfilled and performed in all respects its obligations under each such Scheduled Contract to which it is a party; (c) Seller is not alleged to be, and each other party to any such Scheduled Contract is not, in default under, nor is there or is there alleged to be any basis for termination of, any such Scheduled Contract; (d) no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by Seller or by any such other party, and (e) Seller is not currently renegotiating any such Scheduled Contract or paying liquidated damages in lieu of performance thereunder.

(b)  Except as set forth in Section 3.13 of the Disclosure Schedule, (i) there are no oral Contracts that relate to or affect in any way the Business or the Assets, (ii) there are no Contracts currently in effect between Seller and any Affiliate of Seller that relate to or affect the Business or the Assets, (iii) there are no Contracts, except this Agreement, currently in effect which require notice to, the consent of, or any payment of any compensation (whether as a penalty, liquidated damages or otherwise) to any party with respect to the Contemplated Transactions, and (iv) there are no Contracts currently in effect to which Seller is a party which would create rights to any Person against Buyer or any of its Affiliates (other than rights against Seller as in effect on the Closing Date). Seller has no outstanding or executory letters of intent relating to any business combination (other than letters of intent terminated by Seller).

3.14 Intellectual Property. Set forth on Schedule 2.01(b) of the Disclosure Schedule is a true, correct and complete list of all Intellectual Property owned or used by Seller that is necessary to or useful in the conduct of the Business as presently conducted or as presently proposed to be conducted (collectively, the "Seller Intellectual Property"). Except as set forth on Section 3.14 of the Disclosure Schedule, Seller owns or has the right to use such Seller Intellectual Property in connection with the operation and conduct of its business. Each item of Seller Intellectual Property owned or used by Seller as of the date hereof and any other Seller Intellectual Property owned or used by Seller immediately prior to the Closing will be owned or available for use by Buyer on identical terms and conditions immediately following the Closing. Other than Seller Intellectual Property, Seller does not own or use any other intellectual property in the conduct of the Business, other than validly licensed or public domain software and the trademarks of its suppliers. To the best of its Knowledge, the Seller has not interfered with, infringed upon, or misappropriated any intellectual property rights of third Persons. The Seller has not received any charge, complaint, claim, demand or notice alleging any such interference, infringement or misappropriation. The Seller has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to any item of Seller Intellectual Property. Use of Seller Intellectual Property will not interfere with, infringe upon, misappropriate or otherwise come into conflict with any intellectual property rights of third Persons as a result of the continued operation of Seller's business as presently conducted by Seller.

3.15 Real Property. Seller does not own, either beneficially or of record, any parcel of real property nor does Seller lease, sublease or occupy any real property.

3.16 Brokers and Finders. Neither Seller nor the Shareholders has entered into any contract, arrangement or understanding with any person or firm which would result in the obligation of Seller to pay any investment banking fees, finder's fees, or brokerage commissions in connection with the Contemplated Transactions.

3.17 Disclosure. None of the representations or warranties of Seller contained herein, none of the information contained in the Schedules referred to in this Article III, and none of the other information or documents furnished or to be furnished to Buyer by Seller pursuant to any provision of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading in any material respect. Buyer shall have an opportunity to review the disclosures of Seller prior to Closing and shall have full opportunity to inquire further of Seller regarding any disclosures therein.

3.18 Solvency.

(a)  Seller is not now insolvent and will not be rendered insolvent by any of the Contemplated Transactions. As used in this section, "insolvent" means that the sum of the debts and other probable Liabilities of Seller exceeds the present fair saleable value of Seller's  assets .

(b)  Immediately after giving effect to the consummation of the  Contemplated Transactions: (i) Seller will be able to pay its Liabilities as they become due in the usual course of its business; (ii) Seller will not have unreasonably small capital with which to conduct its present or proposed business; (iii) Seller will have assets (calculated at fair market value) that exceed its Liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

4.01 Organization and Qualification. Buyer is a corporation duly organized and validly existing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted or as contemplated herein.

4.02 Authority; Enforceability; Approvals.

(a) Buyer has full corporate power and authority to enter into this Agreement and to consummate the Contemplated Transactions. This Agreement has been approved by the board of directors of Buyer, and no other corporate proceedings or approvals on the part of Buyer or its stockholders are necessary to authorize the execution and delivery of this Agreement or the consummation by Buyer of the Contemplated Transactions. This Agreement has been duly executed and delivered by Buyer, and, assuming the due authorization, execution and delivery hereof by Seller and the Shareholders, constitutes a valid and legally binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

(b) No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the Contemplated Transactions, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, individually and in the aggregate, would not reasonably be expected to have a material adverse effect on Buyer's ability to deliver the Purchase Price in accordance with the terms and conditions contained herein or to otherwise timely perform its obligations under this Agreement or to prevent the consummation of the Contemplated Transactions.

ARTICLE V

INDEMNIFICATION

5.01 Survival Periods. All representations and warranties, covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing.

5.02 Indemnification.

(a)  Seller Indemnification. Subject to the other provisions of this Article V, from and after the Closing, Seller and the Shareholders, jointly and severally, shall indemnify, defend and hold harmless Buyer and its affiliates and their respective officers, directors, members, employees, agents, successors and assigns (the "Buyer Group," and each member thereof, a "Buyer Indemnified Party") from and against any and all costs and expenses (including reasonable attorney's fees), suits, proceedings, judgments, settlements, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages, (collectively, "Damages") to the extent relating to or arising out of (i) any breach of any representation or warranty made by Seller or the Shareholders in this Agreement (ii) any breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of Seller or the Shareholders under this Agreement, (iii) any Retained Liability, (iv) any claims of third parties against Buyer, to the extent the claim(s) accrued, meaning the conduct of the Seller and the facts giving rise to the claims occurred prior to the Closing Date; or (v) any Taxes (or the nonpayment thereof) of, or attributable to, Seller or the Shareholders. It is understood that Seller and/or the Shareholders shall not be obligated to defend and/or indemnify Buyer Group to the extent any claims, liabilities, debts or demands by third parties against Buyer accrue, meaning to the extent the facts giving rise to the claims, liabilities or debts occurred after the Closing Date.

(b)  Buyer Indemnification. The Buyer, from and after the Closing, shall defend, indemnify and hold harmless Seller and its affiliates and their respective officers, directors, members, employees, agents, successors and assigns (the "Seller Group") and each member thereof, a "Seller Indemnified Party") from and against any and all costs and expenses (including reasonable attorney's fees), suits, proceedings, judgments, settlements, fines, losses, claims, liabilities, interest, awards, penalties, demands, assessments and damages, (collectively, "Damages") to the extent relating to or arising out of (i) any breach of any representation or warranty made by Buyer in this Agreement; (ii) any breach of or failure to perform any covenant, agreement or undertaking, made by or on behalf of Buyer or its Affiliates successors and/or assigns under this Agreement; (iii) any. Assumed Liability; (iv) any Taxes attributable to Buyer; (v) any claims of third parties against Seller Group to the extent such claim(s) accrued, meaning to the extent the conduct of Buyer and the facts occurred after the Closing Date. It is understood that Buyer shall not be obligated to defend and/or indemnify the Seller Group to the extent any claims, liabilities, debts or demands by third parties against Seller to the extent such claims accrued, meaning to the extent the facts giving rise to the claim(s) occurred prior to the Closing Date.

5.03 Indemnification Procedures. All claims for indemnification under this Article V will be asserted and resolved as follows:

(a)  Third Party Claims. In the event an Indemnified Party becomes aware of a third-party claim which the Indemnified Party(ies) believe(s) may result in a demand pursuant to this Article V, such Indemnified Party shall promptly notify the Non-Indemnified Party/Parties of such claim, and the Non-Indemnified Parties shall be entitled, at their expense, to participate in any defense of such claim; provided that, such Indemnified Party(ies) shall control such defense and shall have the right with the consent of the Non-Indemnified Parties (which consent shall not be unreasonably withheld, conditioned or delayed) to settle any such claim (it being understood that no such consent of Non-Indemnified Parties shall be required where the third-party claim, which such Indemnified Party proposes to settle, involves the business reputation of such Indemnified Party(ies) or its Affiliates, or the possible criminal culpability of such Indemnified Party(ies) or its Affiliates or any of their respective officers, directors or employees). In the event that the Non-Indemnified Party(ies) has/have consented to any such settlement, the Non-Indemnified Party(ies) shall have no power or authority to object to the amount of any claim by the Indemnified Party for indemnity with respect to such settlement.

(b)   Non-Third Party Claims. In the event a Indemnified Party has a claim hereunder that does not involve a claim being asserted against or sought to be collected by a Third Party, the Indemnified Party(ies) shall with reasonable promptness send notice with respect to such claim to the Non-Indemnified Party(ies). In case any of the Non-Indemnified Party/Parties shall object within thirty (30) days in writing to any claim made in accordance with this Section 5.03(b), the Indemnified Party(ies) shall have fifteen (15) calendar days to respond in a written statement to the objection of the Non-Indemnified Party(ies). If after such fifteen (15) calendar day period there remains a dispute as to any claim, the parties shall attempt in good faith for thirty (30) calendar days to agree upon the rights of the respective parties with respect to each of such claims If the parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If the parties do not so agree, the parties will resolve the conflict in accordance with Section 7.04.

(c)  Notice of Claims. An/the Indemnified Party' s(ies') failure to give reasonably prompt notice to the indemnifying party(ies) of any actual, threatened or possible claim or demand which may give rise to a right of indemnification hereunder will not relieve the Non-Indemnified Party(ies) of any liability which the indemnifying party(ies) may have to the Indemnified Party(ies) unless the failure to give such notice materially and adversely prejudiced or caused harm to the Non-Indemnified Party(ies).

5.04 No Subrogation. The Non-Indemnified Party/Parties)shall not be entitled to seek recovery against an/the Indemnified Party(ies) or its affiliates, subsidiaries, or their respective Representatives pursuant to any theory of subrogation of any Damages payable to such Indemnified Party(ies).

5.05 No Bar; Losses; Effect on Indemnity. Notwithstanding anything to the contrary contained in this Agreement, nothing in Article V shall operate to bar or limit any claim arising from or based on fraud, willful breach or intentional misrepresentation.

(a)  For purposes of calculating the amount of Damages incurred by a Party seeking indemnification hereunder arising out of or resulting from any breach of a representation, warranty covenant or agreement contained herein (but not for purposes of determining whether such a breach has occurred), (i) references to Knowledge, Material Adverse Effect or materiality (or other similar terms) shall be disregarded and (ii) any third party recovery shall be excluded.

(b)  As used herein, Losses of a Person are not limited to matters asserted by third parties, but include Losses incurred or sustained by such Person in the absence of claims' by third parties.

(c)  All indemnification rights hereunder shall survive the execution and delivery of this Agreement and the consummation of the Contemplated Transactions indefinitely, regardless of any investigation, inquiry or examination made for or on behalf of, or any Knowledge of any Buyer Indemnified Party or the acceptance by Buyer of any certificate or opinion.

(d)  Except with respect to claims (i) for equitable relief made with respect to breaches of any covenant or agreement contained in this Agreement or (ii) any claim arising from or based on fraud, willful breach or intentional misrepresentation of any Transaction Document, the Parties hereto acknowledge and agree that the remedies provided for in this Agreement shall be the Parties' sole and exclusive remedy with respect to the subject matter of this Agreement and any other Transaction Documents.

5.06 Set Off Rights. Notwithstanding any other provision in this Agreement, Buyer or any Affiliate thereof may in good faith withhold and set off against any amounts due to Seller or any Affiliate thereof under the Agreement that amount as to which Seller and/or the Shareholders is obligated to indemnify Buyer pursuant to this Article V. If Buyer believes in good faith that it has a claim against Seller and/or the Shareholder, Buyer or any Affiliate thereof may defer making payment of amounts otherwise due to Seller up to the amount of Buyer's claim, until the resolution of such claim. Buyer's exercise of such right of set off, whether or not ultimately determined to be justified, will not constitute a breach of this Agreement. Neither the exercise of nor the failure to exercise such right of set off will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

5.07 Tax Treatment. Except as otherwise required by Law, all amounts paid for indemnification under this Article V shall be treated for income Tax purposes as an adjustment to the Purchase Price.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.01 Payment of All Taxes Resulting from Sale of Assets By Seller. Seller shall pay in a timely manner all Taxes resulting from or payable in connection with the sale of the Assets pursuant to this Agreement, regardless of the Person on whom such Taxes are imposed by applicable Laws.

6.02 Payment of Other Retained Liabilities. In addition to payment of Taxes pursuant to Section 6.01, Seller shall timely pay in full all of the Retained Liabilities and other Liabilities of Seller under this Agreement.

6.03 Restrictions on Seller Dissolution and Distributions. Seller shall not dissolve, or make any distribution of the proceeds received pursuant to this Agreement, until Seller's payment, or adequate provision for the payment, of all of its obligations pursuant to Sections 6.01 and 6.02.

6.04 Reports and Returns. Seller shall promptly after the Closing prepare and file all reports and returns required by applicable Laws relating to the Business as conducted using the Assets, through and including the Closing Date.

6.05 Assistance in Proceedings. Except for claims brought by Buyer against Seller and the Shareholders pursuant to this Agreement, Seller and the Shareholders will cooperate with Buyer and its Representatives in the contest or defense of, and make available its personnel and provide any testimony and access to its books and Records in connection with, any Action involving or relating to (a) any Contemplated Transaction or (b) any action, activity, circumstance, condition, conduct, event, fact, failure to act, incident, occurrence, plan, practice, situation, status or transaction on or before the Closing Date involving Seller or the Business.

6.06 Business Relationships. After the Closing, Seller and the Shareholders will reasonably cooperate with Buyer in its efforts to continue and maintain for the benefit of Buyer those business relationships of Seller existing prior to the Closing and relating to the Business, including relationships with lessors, employees, Governmental Authorities, licensors, customers, suppliers and others, and Seller will satisfy the Retained Liabilities in a manner that is not detrimental to any of such relationships. Seller and the Shareholders will refer to Buyer all inquiries relating to the Business. In the event that following the Closing Buyer identifies any Contracts of Seller that were not assigned to Buyer pursuant to Section 2.01(c) and determines that any such Contract should be assigned to Buyer, Seller shall upon notice from Buyer promptly assign, transfer, convey and deliver such Contract to Buyer, and Buyer shall assume the obligations under such Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement substantially similar to the Assignment and Assumption Agreement (which special-purpose agreement the parties shall prepare, execute and deliver in good faith at the time of such transfer, all at no additional cost to Buyer). Seller agrees to take all action necessary to assign such Contract to Buyer and thereafter such Contract shall be deemed an Assigned Contact pursuant to this Agreement. None of the Shareholders, Seller, its Affiliates or any Representatives of either Seller or its Affiliates shall take any action that would tend to diminish the value of the Assets after the Closing or that would interfere with the Business.

6.07 Consents.

(a)  If there are any Consents required in connection with the Contemplated Transactions that have not yet been obtained (or otherwise are not in full force and effect) immediately prior to the Closing, then, in the case of each Contract as to which such Consents were not obtained (or otherwise are not in full force and effect) (the "Restricted  Contracts"), Buyer may waive the closing conditions as to any such Consent and either: (i) elect to have Seller continue its efforts to obtain the Consents; or (ii) elect to have Seller retain that Restricted Contract and all Liabilities arising therefrom or relating thereto.

(b)  If Buyer elects to have Seller continue its efforts to obtain any Consents and the Closing occurs, then notwithstanding Sections 2.01 and 2.03, no Transaction Document shall constitute a sale, assignment, assumption, transfer, conveyance or delivery or an attempted sale, assignment, assumption, transfer, conveyance or delivery of the Restricted Contracts, and following the Closing, Seller shall use its commercially reasonable efforts, and cooperate with Buyer, to obtain the Consent relating to each Restricted Contract as quickly as practicable. Pending receipt of such Consents relating to any Restricted Contract, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the Restricted Contract for its term (or any right or benefit arising thereunder, including the enforcement for the benefit of Buyer of any and all rights of Seller against a Third Party thereunder). Once a Consent for the sale, assignment, assumption, transfer, conveyance and delivery of a Restricted Contract is obtained, Seller shall promptly assign, transfer, convey and deliver such Restricted Contract to Buyer, and Buyer shall assume the obligations under such Restricted Contract assigned to Buyer from and after the date of assignment to Buyer pursuant to a special-purpose assignment and assumption agreement substantially similar to the Assignment and Assumption Agreement (which special-purpose agreement the parties shall prepare, execute and deliver in good faith at the time of such transfer, all at no additional cost to Buyer).

6.08 Mail and Receivables. Seller hereby irrevocably authorizes Buyer after the Closing to receive and open all mail and other communications received by Buyer and relating to the Business or the Assets and addressed or directed to Seller and to act with respect to such communications in such manner as Buyer may elect, and to endorse and cash any checks or instruments payable or endorsed to Seller or its order which are received by Buyer and which (a) relate to the Assets but (b) are not Excluded Assets. Seller will promptly deliver to Buyer the original of any mail or other communication received by Seller after the Closing that relates to the Business or the Assets. Seller shall have the right to open and review all mail received. In addition, in the event that any payment on Accounts Receivable or other assets included in the Assets is received by Seller after the Closing Date, Seller will hold such amounts received as trustee for, and remit such amounts to, Buyer by wire transfer of immediately available funds as soon as practicable (and in any event within five (5) Business. Days following receipt thereof).

6.09 Public Announcements. Seller and the Shareholders each agree not to make any public release or announcement concerning the Contemplated Transactions without the prior written consent of the Buyer, except as such release or announcement may be required by applicable Law, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow Buyer reasonable time to comment on such release or announcement in advance of such issuance.

6.10 Confidential Information. On and after the day of the Closing, Seller and the Shareholders will hold, and will use their best efforts to cause its or his respective Representatives to hold, in confidence, unless compelled to disclose by any Law, all Confidential Information concerning Seller, except to the extent that such information is (a) in the public domain through no fault of Seller, the Shareholders or any of their respective Representatives or (b) later lawfully acquired by Seller or the Shareholders on a non-confidential basis from sources other than Buyer or any of its Affiliates. The obligation of Seller and the Shareholders to hold any such Confidential Information in confidence shall be satisfied if it or he exercises the same care with respect to such Confidential Information as such Person would take to preserve the confidentiality of its or his own similar information.

6.11 Expenses and Fees. Each of the parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the Contemplated Transactions, including, but not limited to, any such costs and expenses incurred by any party hereto in connection with the negotiation and preparation of this Agreement, regardless of whether the Contemplated Transactions are consummated.

6.12 Covenants Not to Compete and Not to Solicit.

(a) Seller agrees and acknowledges that it is necessary that it undertake not to utilize its special knowledge of the Business and its relationship with customers and suppliers to compete with the Business (which, for the avoidance of doubt, shall mean the business of live hosted trivia events using the Stump! Trivia and/or Questionnairey products) or to compete with Buyer in any live hosted trivia events, whether or not such competition is undertaken using products similar to the Stump! Trivia and/or Questionnairey products (collectively, the "Trivia Business"). Seller further agrees and acknowledges that: (i) the agreements and covenants contained in this Section 6.12 are essential to protect Buyer, including protecting the goodwill of the Business; (ii) Buyer would be irreparably damaged if Seller were to provide services to any Person in violation of the provisions contained in this Section 6.12; (iii) the benefit of the Contemplated Transactions is sufficient to justify the restrictions contained in this Section 6.12; and (iv) the agreements and covenants contained in this Section 6.12 are a material inducement for Buyer to enter into this Agreement and Buyer would not have entered into this Agreement and would not have agreed to consummate the Contemplated Transactions but for the agreements and covenants contained in this Section 6.12. Accordingly, Seller covenants and agrees to comply with its obligations under this Section 6.12.

(b)   As an inducement for Buyer to enter into this Agreement, Seller hereby agrees that Seller will not during the Restricted Period, directly or indirectly, as agent, consultant, distributor, representative, stockholder, manager, partner or in any other capacity, own or invest in (other than through the passive ownership of less than 1% of the publicly traded shares of any Person), operate, manage, control, engage in or participate in any manner in, act as a consultant or advisor to, render services for (alone or in association with any Person), or otherwise assist any Person that directly or indirectly engages in or owns, invests in, operates, manages or controls any venture or enterprise that engages or proposes to engage anywhere in the Territory in any business that competes with the Trivia Business.

(c)  Without limiting the generality of the other provisions of this Section 6.12, Seller hereby agrees that Seller will not during the Restricted Period, directly or indirectly, (i) solicit, or participate as agent, consultant, distributor, representative, stockholder, manager, partner or in any other capacity in any business which solicits business from any Person which is or was a customer or supplier of Buyer or any of its subsidiaries of Seller at any time during the one (1) year period preceding the date of such solicitation, or from any successor in interest to any such Person, for the purpose of securing business or contracts competitive to the Trivia Business, or (ii) otherwise seek to influence or alter any such Person's relationship with Buyer or any of its subsidiaries as it relates to the Trivia Business.

(d)  Seller shall not during the Restricted Period, without the prior written consent of Buyer, directly or indirectly, as agent, consultant, distributor, representative, stockholder, manager, partner or in any other capacity, (i) employ or engage, or recruit or solicit for employment or engagement, any Person who was employed or engaged by Seller by Buyer, or (ii) otherwise seek to influence or alter any such Person's relationship with Buyer or any of its subsidiaries as it relates to the Trivia Business.

(e)  If any arbitrator or court of competent jurisdiction shall at any time deem the term of any particular restrictive covenant contained in this Section 6.12 too lengthy or the Territory too extensive, the other provisions of this Section 5.10 shall nevertheless stand, the Restricted Period shall be deemed to be the longest period permissible by applicable Law under the circumstances and the Territory shall be deemed to comprise the largest territory permissible by applicable Law under the circumstances. The arbitrator or court in each case shall reduce the Restricted Period and/or Territory to permissible duration or size.

Seller acknowledges and agrees that the covenants set forth in this Section 6.12 are reasonable and necessary for the protection of the Business, that irreparable injury will result to Buyer in the event of any breach any of the terms of this Section 6.12, and that in the event of any actual or threatened breach of any of the provisions contained in this Section 6.12, Buyer will have no adequate remedy at law. Seller accordingly agrees that in the event of any actual or threatened breach by it or any of its Affiliates or its then-current officers and directors or any of its or their successors and assigns of any of the provisions contained in this Section 6.12, Buyer shall be entitled to seek such injunctive and other equitable relief without the necessity of showing actual monetary damages, as may be deemed necessary or appropriate by a court of competent jurisdiction. Nothing contained herein shall be construed as prohibiting Buyer from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove.

6.13 Further Assurances. The parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions. Furthermore, the parties agree to comply with all applicable Laws in connection with the Transaction Documents.

ARTICLE VII

MISCELLANEOUS

7.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) immediately if delivered personally to, (ii) upon the date of postage if sent by registered or certified mail, return receipt requested, postage prepaid to, or (iii) upon faxed confirmation, if sent by facsimile or e-mail to, the parties at the addresses below (or at such other address for a party as shall be specified by like notice).

If to Buyer:	NTN Buzztime, Inc.
2231 Rutherford Rd., Suite 200 0
Carlsbad, CA 92008
Attention: Chief Financial Officer
Facsimile: (760) 438-3505
E-Mail: kendra.berger@buzztime.com

with copy to:	Sheppard, Mullin, Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, CA 92130-2006
Attention: Kirt Shuldberg
Facsimile: (858) 509-3691
E-Mail: kshuldberg@sheppardmullin.com

If to Seller or the Shareholders:	Trailside Entertainment Corporation
41 Carolina Trail
Marshfield, MA 02050
Attn: Robert D. Carney, President
E-Mail: triviabob@gmail.com
with copy to:

7.02 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words "herein," "hereof' and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal counsel drafted such provision. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

7.03 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of California as applied to contracts made and fully performed in such state, without giving effect to its conflicts or choice of law principles.

7.04 Dispute Resolution. Except as provided for herein, all disputes, controversies and claims between the parties under this Agreement involving its interpretation, the obligations of a party hereto, or the breach thereof will be resolved by binding arbitration, to be administered in San Diego, California by the Judicial Arbitration and Mediation Service ("JAMS") in accordance with the JAMS Comprehensive Arbitration Rules and Procedures then in effect (the "JAMS Rules"). There will be one arbitrator selected pursuant to JAMS Rules, unless the amount in dispute exceeds $200,000, in which case, there shall be three arbitrators (referred to herein singularly as the "arbitrator"). The place of the arbitration will be San Diego, California. The arbitrator shall be bound to apply the applicable substantive law set forth herein to each dispute. The arbitrator shall issue a statement of decision in accordance with the express terms of the Agreement and shall take into account usages of the trade applicable to the Agreement. The arbitrator is not empowered to alter, amend, modify or change any of the terms of this Agreement, or to award punitive damages under any circumstances, whether statutory or common law in nature, and including, but not limited to, treble damages awarded by statute. The parties shall make the arbitrator aware of this Section 7.04 limiting damages and liabilities before the start of any arbitration proceedings. The dispute resolution proceedings and discovery shall be conducted as expeditiously as possible. Without limiting the foregoing, to the extent practical and in the interests of justice, it is intended by the parties that the arbitration of the dispute be completed within ninety (90) days after the selection of the arbitrator. The costs and fees of the arbitration shall be borne equally by the parties; provided, however, that the prevailing party in the arbitration shall be awarded such costs and fees. Judgment upon any award rendered by the arbitrator may be entered in any Court have jurisdiction.

7.05 Binding Effect; No Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and assigns. This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Buyer may, without the consent of Seller or the Shareholders, (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates or to the acquirer in connection with the sale of all or a substantial part of its business to which the Business or the Assets relate, (ii) designate one or more of its affiliates to perform its obligations hereunder and (iii) collaterally assign its rights, interests and obligations to any financial institution providing debt financing for the Contemplated Transactions; provided that no such assignment shall relieve Buyer of any of its obligations hereunder and provided further that, in the event of an assignment by Buyer to one or more of its Affiliates, Buyer shall ensure by agreement that such Affiliates shall have the same obligations hereunder to Seller.

7.06 Amendments: Extensions.

(a)  This Agreement may not be amended except by an instrument in writing signed on behalf of Buyer, Seller and the Shareholders.

(b)  At any time prior to the Closing, the parties hereto, by action taken or authorized by their respective boards of directors or other comparable bodies, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

7.07 Entire Agreement. This Agreement (including the Disclosure Schedule and the Exhibits hereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

7.08 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable Laws, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable Laws, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

7.09 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof, and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

7.10 Legal Fees. In the event that any party institutes legal proceedings to enforce any obligations hereunder, then reasonable attorneys' fees and costs actually and reasonably incurred in connection with the prosecution and/or defense of such legal proceeding shall be awarded and paid to the prevailing party by the party who does not so prevail. These fees and costs shall be in addition to any fees and costs recoverable under applicable Law. The "prevailing party" is that party whose position is substantially upheld in the ultimate adjudication of the dispute, including any appeals.

7.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and Buyer, Seller and the Shareholders may become a party hereto by executing a counterpart hereof. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument. This Agreement may also be executed via facsimile or .pdf transmission, which shall be deemed an original.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the clay and year first above written.

Buyer:

NTN Buzztime, Inc., a Delaware corporation

By:  /s/ Kendra Berger
Name: Kendra Berger
Title:  Chief Financial Officer

Seller:

Trailside Entertainment Corporation, a
Massachusetts corporation

By:  /s/ Robert D. Carney
Name: Robert D. Carney
Title: President

Shareholders of Seller:

/s/ Robert D. Carney
Robert D. Carney

/s/ George Groccia
George Groccia

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]